Exhibit 99.1

Press Release

HUTCHMED Highlights HMPL-523 Clinical Data to be Presented at the 2021 ASH Annual Meeting

Hong Kong, Shanghai & Florham Park, NJ — Monday, November 8, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new analyses and updates on the ongoing studies of HMPL-523 and HMPL-306 will be presented at the upcoming 63rd American Society for Hematology’s (ASH) Annual Meeting and Exposition, taking place on December 11-14, 2021. The meeting will be held virtually and in person at the Georgia World Congress Center in Atlanta, Georgia US.

Further details of the presentations are as follows:

HMPL-523 Clinical Data Presentations

Title:	Safety, Pharmacokinetics, and Preliminary Efficacy of HMPL-523 in Adult Patients with Primary Immune Thrombocytopenia: A Randomized, Double-Blind and Placebo-Controlled Phase Ib Study
Presenter:	Renchi Yang, MD, Hematology Hospital of the Chinese Academy of Medical Sciences
Session:	311. Disorders of Platelet Number or Function: Clinical and Epidemiological: Treatment of Immune Thrombocytopenia
Abstract No.:	149895
Date & Time:	Saturday, December 11, 2021 9:30am – 11am ET
Location:	Georgia World Congress Center, C101 Auditorium and virtually

Title:	Preliminary Results from a Phase I Study of HMPL-523, a Selective, Oral Syk Inhibitor, in Patients with Relapsed or Refractory Lymphoma
Presenter:	Paolo Strati, MD, The University of Texas MD Anderson Cancer Center
Session:	623. Mantle Cell, Follicular, and Other Indolent B Cell Lymphomas: Clinical and Epidemiological: Poster II
Abstract No.:	2432
Date & Time:	Sunday, December 12, 2021 6:00pm – 8:00pm ET
Location:	Georgia World Congress Center, Hall B5 and virtually

HMPL-306 (Trial in Progress)

Title:	A Phase I, Open-Label, Multicenter Study of HMPL-306 in Advanced Hematological Malignancies with Isocitrate Dehydrogenase (IDH) Mutations
Lead Author:	Anu Doraiswamy, MD, Rutgers Cancer Institute of New Jersey
Session:	616. Acute Myeloid Leukemias: Investigational Therapies, Excluding Transplantation and Cellular Immunotherapies
Abstract No.:	4438
Date available:	November supplemental issue of ‘Blood’

About HMPL-523

HMPL-523 is a novel, investigational, selective small molecule inhibitor for oral administration targeting spleen tyrosine kinase, also known as Syk. Syk is a major component in B-cell receptor signaling and is an established target for the treatment of multiple subtypes of B-cell lymphomas and autoimmune disorders.

HUTCHMED currently retains all rights to HMPL-523 worldwide. The ESLIM-01 Phase III trial is underway to evaluate the efficacy and safety of HMPL-523 in treating adult patients with primary immune thrombocytopenia (ITP), an autoimmune disorder that can lead to increased risk of bleeding. Additional details may be found at clinicaltrials.gov, using identifier NCT05029635. HMPL-523 is also being studied in indolent non-Hodgkin’s lymphoma and multiple subtypes of B-cell malignancies in China (NCT02857998), the U.S. and Europe (NCT03779113). A trial to study HMPL-523 in patients with warm autoimmune hemolytic anemia (wAIHA), another autoimmune disorder, is also planned.

About HMPL-306

HMPL-306 is an investigative and selective small molecule inhibitor of IDH1 and IDH2, and the company’s sixth novel oncology candidate to enter global clinical development. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. Cytoplasmic mutant IDH1 and mitochondrial mutant IDH2 have been known to switch to the other form when targeted by an inhibitor of IDH1 mutant alone or IDH2 mutant alone. Targeting both IDH1 and IDH2 mutations could potentially provide therapeutic benefits in cancer patients harboring either IDH mutation, and may address acquired resistance to IDH inhibition through isoform switching.

HUTCHMED currently retains all rights to HMPL-306 worldwide. Phase I studies have been initiated in patients with hematological malignancies in China (NCT04272957) and the U.S. and Europe (NCT04764474), and in patients with solid tumors in the U.S. and Europe (NCT04762602).

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,500 personnel across all its companies, at the center of which is a team of over 1,400 in oncology/immunology. Since inception it has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of HMPL-523 and HMPL-306 for patients, its expectations as to whether any studies on HMPL-523 and HMPL-306 would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of HMPL-523 and HMPL-306, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of HMPL-523 and HMPL-306 for a targeted indication; the sufficiency of funding; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500